FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

CONSOLIDATED FINANCIAL STATEMENTS OF

ENEL AMÉRICAS AS OF JUNE 30, 2017

▪    Revenues increased by 31.4% compared to the same period of the previous year, reaching US$ 4,891 million, which is mostly explained by higher revenues in Brazil and distribution business in Argentina.

▪    EBITDA increased by 9.4%, explained by better results obtained in Brazil and Colombia partially offset by Argentina and to a lesser degree by Peru.

	EBITDA
Country
	1H 2017	1H 2016	Variation
	MM US$		%
Argentina	106	174	(39.4)
Brazil	435	289	50.3
Colombia	595	554	7.4
Peru	263	275	(4.3)
Enel Américas (*)	1,385	1,266	9.4

(*) Includes Holding and eliminations

▪    Operating Income (EBIT) dereased by 1.9% in relation to the same period in 2016, reaching US$ 984 million due to a higher level of depreciation and amortization during the period.

▪    Income after taxes and before discontinued operations registered in 2016 reached US$ 374 million, 27% lower than in the same period of the previous year, explained mainly by a US$ 39 million increase in tax expenses as a result of the effects of the exchange rate in foreign investments denominated in US dollars due to tax purposes levied in 2016 and a lower financial result of US$ 83 million mainly explained by the incorporation of CELG Distribuidora S.A. into the consolidation perimeter.

▪    Net financial debt reached US$ 3,079 million, 103% higher than at the end of 2016 mainly explained by the consolidation of CELG’s debt since February 2017.

▪    In 2017, CAPEX reached US$ 573 million, 7.7 % higher than the previous year, mostly due to the consolidation of Celg and the effects of the exchange rate mainly in Brazil and Colombia.

• 1 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

SUMMARY BY BUSINESS SEGMENT

Generation

▪                EBITDA in the generation segment increased by 3.2%, reaching US$ 716 million. The foregoing is explained by an improved income obtained in Brazil, mainly due to higher physical sales and to a lesser extent, in Argentina, partially offset by lower results in Peru and Colombia.

Physical Data

	1H 2017	1H 2016	Var %
Total Sales (GWh)	27,053	24,787	9.14%
Total Generation (GWh)	20,513	20,080	2.16%

Distribution

▪              EBIDTDA in the distribution segment was 13.4% higher than the previous year, reaching US$ 701 million; explained mainly by the consolidation of Celg Distribuidora and a better performance of our subsidiaries in Colombia and Brazil. The number of clients increased by 256,049 without considering the new distribution companies consolidated by the Group. Taking the above into consideration, we incorporated 297,606 Cundinamarca clients following its merger with Codensa and 2,864,740 CELG clients.

Physical Data

	1H 2017	1H 2016	Var %
Total Sales (GWh)	36,781	31,801	15.66%
Number of Clients	17,001,493	13,583,098	25.17%

• 2 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

FINANCIAL SUMMARY

  The Company’s available liquidity has remained strong, as is shown below:

:

•   Cash and cash equivalent                                                      US$ 1,272 million

•   Cash and cash equiv. + cash investments over 90 days    US$ 1,319 million

•   Available committed lines of credit                                       US$    287 million

➢  The average nominal accumulated interest rate in June 2017 decreased from 10.4% to 8.3% during the same period of the previous year, primarily influenced by better interest conditions of the refinancing of the Enel Américas’ Yankee Bond, the reduction of withholding tax applicable to external bonds in Colombia, amortization of the whole financial debt in Argentine pesos and a lower inflation in Colombia and Brazil, partially offset by higher interest rates in the Brazilian debt as a result of the incorporation of CELG.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at hedging its financial statements against the volatility of these variables.

•        The foreign exchange rate risk hedging policy of Enel Américas S.A. (consolidated), establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, Enel Américas S.A., on a consolidated basis, has entered into cross currency swaps for US$ 220 million and forwards for US$ 558 million.

•    In order to reduce volatility of the financial statements stemming from interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. Because of this, we, on a consolidated basis, have entered into interest rate swaps that total US$ 1.2 million.

• 3 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

COMPANY REORGANIZATION

Spin-off:

As stated in Note 6 of the current financial statements, as of March 1, 2016 and having complied with the conditions precedent the spin-off of Enersis Chile and its subsidiaries, Endesa Chile and Chilectra have taken place therefore leading to the legal existence as of the above-indicated date of the following subsidiaries: Enersis Américas (continuing company of the former Enersis S.A.), Endesa Américas, Chilectra Américas and Enel Chile S.A (formerly known as Enersis Chile S.A.).

Considering the above, and pursuant to the provisions of the International Financial Reporting Standards, all revenues and expenses corresponding to the generation and distribution businesses in Chile for the 2-month period ended February 29, 2016, are considered discontinued operations and are shown under the item “Profit (losses) from discontinued operations” of the integral consolidated income statement.

For comparative purposes, this presentation method has also been applied to the income corresponding to 2016, thereby restating the integral consolidated income statement of the previous year.

Merger:

At the Extraordinary Shareholders’ Meeting held on September 28, 2016, the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas, voted and approved, with over two-thirds approval of the voting shares of each of the entities, the merger of Endesa Américas and Chilectra Américas with and into Enersis Américas, where Enersis Américas is the continuing company. In this merger, Enersis Américas would absorb Endesa Américas and Chilectra Américas by incorporation, each of which without liquidation, with Enersis Américas succeeding them in all their rights and obligations. On December 1, 2016, Enersis Américas changed its name to Enel Américas S.A.

For additional information, see Note 6.1 and 25.1.1 of Enel Américas’ consolidated financial statements as of June 30, 2017.

OTHER MATTERS.

Change of functional currency:

As a result of the corporate reorganization process which took place in 2016, as of this financial year the primary economic environment and the generation and use of Enel Américas cash flows shall be mainly denominated in US dollars. Therefore, as of January 1, 2017, Enel Américas changed both its functional currency as well as the presentation currency of its consolidated financial statements, from the Chilean Peso ("CLP") to US dollars ("US$").

More information related to this matter can be found in Note 3 of Enel Américas’ financial statements as of June 30, 2017. The income in Chilean pesos for June 2016 was converted at the average exchange rate for June 2016 to allow the comparison in dollars.

• 4 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Change of Perimeter:

On February 14, 2017, our subsidiary Enel Brazil S.A. purchased 99.88% of the share capital of CELG Distribución S.A. The impact of this operation in the consolidated financial statements as of June 30, 2017, plus other information related to this acquisition, are reported more in detail in note 7.2. of the above-mentioned financial statements of Enel Américas as of June 30, 2017.

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues, income and cash flow comes from the operations of our subsidiaries; jointly controlled entities and associates in these four countries.

The following tables show some key indicators, as of June 30, 2017 and 2016 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	1H 2017	1H 2016	1H 2017	1H 2016
Enel Generación Costanera S.A.	SIN Argentina	4,526	3,029	6.8%	4.5%
Enel Generación El Chocón S.A.	SIN Argentina	1,089	1,665	1.6%	2.4%
Central Dock Sud	SIN Argentina	2,187	2,237	3.3%	3.3%
Enel Generación Perú S.A. (Edegel)	SICN Peru	4,725	4,548	19.4%	19.0%
Enel Generación Piura S.A. Piura	SICN Peru	332	343	1.4%	1.4%
Emgesa S.A.	SIN Colombia	8,690	8,701	26.5%	26.4%
EGP Cachoeira Dourada S.A.	SICN Brasil	4,054	2,728	1.4%	1.0%
Compañìa Eléctrica de Fortaleza S.A.	SICN Brasil	1,451	1,535	0.5%	0.6%
Total		27,053	24,787

• 5 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016

Empresa Distribuidora Sur S.A. (Edesur)	9,090	9,551	10.8%	13.1%	2,518	2,489	597	577
Enel Distribución Perú S.A. (Edelnor)	4,058	3,932	8.1%	7.9%	1,385	1,352	2,332	2,187
Enel Distribución Río S.A.	5,719	5,876	20.2%	19.9%	2,988	3,011	2,868	2,770
Enel Distribución Ceará S.A.	5,621	5,698	13.1%	13.0%	3,953	3,822	3,483	3,361
Celg Distribuidora S.A.	5,511	-	11.9%		2,865	-	2,179	-
Codensa S.A.	6,783	6,744	7.9%	7.1%	3,293	2,909	2,432	2,645
Total	36,781	31,801	12.0%	10.2%	17,001	13,583	1,756	1,688

(*) Includes final customer sales and tolls.

The following table shows a breakdown of energy sale revenues by business segment, by client category and by country as of June 30, 2017 and 2016.

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016

Generation	122	71	305	209	533	614	247	278	1,207	1,172	(371)	(310)	836	862
Regulated customers	-	-	116	132	128	-	152	165	396	297	(363)	(214)	33	83
Non regulated customers	1	2	171	90	188	426	76	87	436	605	-	(96)	436	509
Spot Market	-	44	-	-	-	188	10	12	10	244	(8)	-	2	244
Other Clients	121	25	18	(13)	217	-	9	14	365	26	-	-	365	26

Distribution	588	428	1,572	828	628	532	419	421	3,207	2,209	-	-	3,207	2,209
Residential	216	91	741	437	317	266	211	205	1,485	999	-	-	1,485	999
Commercial	199	178	394	198	149	127	59	81	801	584	-	-	801	584
Industrial	66	50	120	77	60	54	79	63	325	244	-	-	325	244
Other	107	109	317	116	102	85	70	72	596	382	-	-	596	382
Less: Consolidation adjustments	-	-	(159)	(132)	(128)	(95)	(84)	(83)	(371)	(310)	371	310	-	-

Energy Sales Revenues	710	499	1,718	905	1,033	1,051	582	616	4,043	3,071	-	-	4,043	3,071

Variation in million US$ and %.	211	42.3%	813	89.8%	(18)	(1.7%)	(34)	(5.5%)	972	31.7%	0.0%		972	31.7%

• 6 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

I. - ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of the Comprehensive Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on June 30, 2017, reached US$ 206 million; which represents a 47.2% decrease in relation to the US$ 390 million income recorded in the same period of the previous year.

Below we present an item-by-item comparison of the comprehensive income statement of the continuing operations for the periods ended June 30, 2017 and 2016:

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (Continuing Operations) (million US$)	1H 2017	1H 2016	Change	% Change

Revenues	4,891	3,722	1,169	31.4%
Sales	4,473	3,443	1,031	29.9%
Other operating income	418	279	138	49.5%
Procurements and Services	(2,699)	(1,819)	(880)	(48.4%)
Energy purchases	(1,769)	(1,133)	(636)	(56.1%)
Fuel consumption	(112)	(224)	112	49.9%
Transportation expenses	(260)	(185)	(75)	(40.5%)
Other variable costs	(558)	(277)	(281)	(101.6%)
Contribution Margin	2,192	1,903	289	15.2%
Personnel costs	(362)	(265)	(97)	(36.8%)
Other fixed operating expenses	(445)	(372)	(73)	(19.6%)
Gross Operating Income (EBITDA)	1,385	1,266	119	9.4%
Depreciation and amortization	(311)	(227)	(84)	(37.0%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(90)	(37)	(53)	(145.6%)
Operating Income	984	1,002	(18)	(1.9%)
Net Financial Income	(342)	(259)	(83)	(32.1%)
Financial income	114	137	(23)	(17.0%)
Financial costs	(447)	(397)	(50)	(12.7%)
Gain (Loss) for indexed assets and liabilities	-	(1)	1	0.0%
Foreign currency exchange differences, net	(9)	2	(11)	591.2%
Other Non Operating Income	5	2	3	120.7%
Net Income From Sale of Assets	1	0	1	298.3%
Share of profit (loss) of associates accounted for using the equity method	4	2	2	90.6%
Net Income Before Taxes	647	745	(98)	(13.3%)
Income Tax	(273)	(234)	(39)	(16.5%)
Net Income from Continuing Operations	374	511	(137)	(26.9%)
Net income (Loss) from discontinued operations after taxes		167	(167)	(100.0%)
NET INCOME	374	678	(304)	(44.9%)
Net Income attributable to owners of parent	206	390	(184)	(47.2%)
Net income attributable to non-controlling interest	168	288	(120)	(41.7%)

Earning per share from continuing operations (US$ /share)	0.00358	0.00794	(0.00436)	(54.8%)
Earning per share from discontinued operations (US$ /share)		0.00230	(0.00230)	(99.9%)
Earning per share (US$ /share)	0.00358	0.00794	(0.00436)	(54.8%)

(*) As of June 30, 2017 the average number of paid and subscribed shares were 57,452,641,516 (49,092,772,762 as of June 30, 2016)

• 7 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

EBITDA:

EBITDA of the continuing activities during the period ended June 30, 2017 reached US$ 1,385 million, which represents a US$ 119 million increase, equivalent to a 9.4 % increase in comparison to the US$ 1,266 million for the period ended June 30, 2016.

Below, we present operating revenues, operating costs, staff expenses and other expenses for the continuing operations that determine our EBITDA, broken down by business segment for the periods ended June 30, 2017 and 2016:

• 8 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of June 30
	2017	2016	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	126	171	(45)	(26.3)
Brazil	370	257	113	44.0
Colombia	550	629	(79)	(12.6)
Peru	345	350	(5)	(1.4)
Revenues Generation and Transmission businesses	1,391	1,407	(16)	(1.1)
Distribution business
Argentina	626	495	131	26.5
Brazil	2,087	1,066	1,021	95.8
Colombia	760	644	116	18.0
Peru	448	449	(1)	(0.2)
Revenues Distribution business	3,921	2,654	1,267	47.7
Less: consolidation adjustments and other activities	(421)	(339)	(82)	24.2
Total consolidated Revenues Enel Américas	4,891	3,722	1,169	31.4

Generation and Transmission businesses
Argentina	(12)	(63)	51	(81.0)
Brazil	(184)	(111)	(73)	65.8
Colombia	(179)	(249)	70	(28.1)
Peru	(158)	(152)	(6)	3.9
Procurement and Services Generation and Transmission businesses	(533)	(575)	42	(7.3)
Distribution business
Argentina	(383)	(201)	(182)	90.3
Brazil	(1,476)	(715)	(761)	106.4
Colombia	(426)	(369)	(57)	15.4
Peru	(300)	(302)	2	(0.7)
Procurement and Services Distribution business	(2,585)	(1,587)	(998)	62.9
Less: consolidation adjustments and other activities	419	343	76	22.1
Total consolidated Procurement and Services Enel Américas	(2,699)	(1,819)	(880)	48.4

Generation and Transmission businesses
Argentina	(34)	(30)	(4)	13.3
Brazil	(9)	(7)	(2)	28.6
Colombia	(14)	(12)	(2)	16.7
Peru	(16)	(16)	-	-
Personnel Exepenses Generation and Transmission businesses	(73)	(65)	(8)	12.3
Distribution business
Argentina	(115)	(106)	(9)	8.5
Brazil	(125)	(43)	(82)	190.7
Colombia	(23)	(19)	(4)	21.1
Peru	(14)	(14)	-	-
Personnel Exepenses Distribution business	(277)	(182)	(95)	52.2
Less: consolidation adjustments and other activities	(12)	(18)	6	(33.3)
Total consolidated Personnel Expenses Enel Américas	(362)	(265)	(97)	36.8

• 9 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

	As of June 30
	2017	2016	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(17)	(16)	(1)	6.3
Brazil	(8)	(8)	-	-
Colombia	(23)	(29)	6	(21.7)
Peru	(21)	(20)	(1)	7.4
Other Expenses Generation and Transmission businesses	(69)	(73)	4	(5.2)
Distribution business
Argentina	(84)	(74)	(10)	14.0
Brazil	(203)	(131)	(72)	54.9
Colombia	(51)	(42)	(9)	21.7
Peru	(20)	(20)	(0)	0.2
Other Expenses Distribution business	(358)	(267)	(91)	34.2
Less: consolidation adjustments and other activities	(18)	(32)	14	(44.6)
Total consolidated Other Expenses Enel Américas	(445)	(372)	(73)	19.6

EBITDA
Generation and Transmission businesses
Argentina	63	62	1	1.6
Brazil	169	131	38	29.0
Colombia	334	339	(5)	(1.4)
Peru	150	162	(12)	(7.7)
EBITDA Generation and Transmission businesses	716	694	22	3.1
Distribution business
Argentina	44	114	(70)	(61.6)
Brazil	283	177	106	59.9
Colombia	260	214	46	21.4
Peru	114	113	1	0.8
EBITDA Distribution business	701	618	83	13.4
Less: consolidation adjustments and other activities	(32)	(46)	14	(30.4)
Total consolidated EBITDA Enel Américas	1,385	1,266	119	9.4

• 10 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 62 million in June 2017 representing a US$ 1 million increase as compared to the same period of 2016. The main variables, by subsidiary, which explain this increase in the 2017 results compared to 2016, are described below:

Enel Generación Costanera S.A.: (Lower EBITDA of US$ 2 million, mostly attributable to lower revenues for availability contracts, partially offset by higher physical sales and higher tariffs).

Costanera’s operating revenues decreased by US$ 1 million, or 1.9 % in June 2017. This decrease is principally explained by (i) US$ 34 million attributable to other revenues from the operations due, to a lesser extent, to the progress of the Availability Contract of the Turbo Steam units signed with the Ministry of Energy, projects that are currently in their last stage of construction and (ii) US$ 5 million less revenues due to the 9.6% devaluation of the Argentine peso in relation to the US dollar (the “translation effect”, which varies depending of the country). The above was offset by higher energy sales of US$ 38 million, mainly due to (i) higher physical sales of 1,497 GWh which accounted for US$ 5 million and (ii) US$ 33 million related to the increase in the tariff due to the new regulation applied since February 2017.

Costanera’s operating costs increased by US$ 2 million or 55.4 % in 2017, as a result of greater fuel consumption of US$ 2 million.

Costanera’s staff expenses were in line with the expenses for the same period of the previous year.

Other expenses decreased by US$ 1 million.

Enel Generación El Chocón: (A greater EBITDA of US$ 1 million, due to a higher tariff)

Operating revenues of El Chocón increased by US$ 1 million, mostly because an increase of US$ 4 million due to the tariff related to the new regulation applied since February 2017, partially compensated by a US$ 3 million impact due to the translation effect.

El Chocón’s operating costs, personnel expenses and other expenses were in line with the each type of expenses for the same period of the previous year.

Central DockSud: (Higher EBITDA of US$ 2 million, mostly attributable to lower fuel costs).

Dock Sud’s operating revenues decreased by US$ 48 million, or 58.5%, in 2017, which is explained by a decrease in (i) other services of US$ 52 million due to lower recognitions of fuels by CAMMESA in relation to the same period of the previous year plus (ii) lower translation effects of US$ 4 million. The above was offset by (i) US$ 8 million higher revenues stemming from tariff due to the new regulation applied since February 2017 despite lower physical sales of 50 GWh.

Dock Sud’s operating costs decreased by US$ 50 million, or 91.64 % in 2016, mainly due to lower gas consumption costs due to the fact that in 2017 CAMMESA settled this concept directly with the distributors.

• 11 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

DockSud’s staff expenses and other expenses were in line with the expenses for the same period of the previous year.

Brasil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 169 million in 2017 representing an increase of US$ 38 million in relation to the same period of the previous year. The main variables, by subsidiary, that explain this 2017 results increase, as compared to the year 2016, are described below:

EGP Cachoeira Dourada S.A.: (US$ 1 million higher EBITDA, mainly because higher physical sales related to a greater market demand).

Operating revenues of EGP Cachoeira Dourada increased by US$ 78 million, or 67.1%, in 2017. This increase is mostly explained by (i) US$ 55 million increase due to higher energy sales of 1,326 GWh related to a greater market demand. Additionally, (ii) there was a US$ 19 million increase due to the 14.1 % appreciation of the Brazilian Real in relation to the US dollar. In addition, US$ 4 million higher other operating revenues from an energy compensation contract.

Operating costs of EGP Cachoeira Dourada increased by US$ 77 million, or 153.5%, in 2017, mostly comprised by (i) US$ 67 million increase due to greater energy purchases given the rise of free clients’ demand as compared to 2016 and (ii) higher transportation expenses of US$ 1 million, mostly because of a greater market demand and (iii) US$ 9 million increase due to the translation effect.

Cachoeira Dourada’s staff expenses and other expenses were in line with the expenses for the same period of the previous year.

Compañía Eléctrica de Fortaleza: (Higher EBITDA of US$ 28 million, mostly attributable to lower gas consumption costs on account of a lower purchase price and better energy sale prices).

Fortaleza’s operating revenues increased by US$ 22 million, or 19.7%, in 2017 mostly due to a US$ 20 million increase in energy sales due to (i) US$ 2 million of better average sale prices to distributors despite lower physical sales of 84 GWh and (ii) US$ 18 million increase as a result of the translation effect. Furthermore, there was a US$ 2 million increase as a result of the Provin fiscal incentive recognition (Programa de Incentivo y Desarrollo Industrial).

Fortaleza’s operating costs dropped by US$ 6 million, or 8.6%, in 2017, because of a reduction mainly attributable to (i) US$ 8 million decrease in energy purchases, (ii) US$ 6 million decrease in gas purchase prices in relation to the same period of the previous year offset by (ii) US$ 6 million increase due to the transaltion effect. Furthermore, there was a US$ 2 million increase in transportation costs.

Fortaleza’s staff expenses and other expenses were in line with the expenses for the same period of the previous year.

Enel Cien S.A.: (Higher EBITDA of US$ 9 million, mainly due to RAP increase according to the regulator’s dispatch).

• 12 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Cien’s operating revenues increased by US$ 10 million, or 30.9 % in 2017. This increase is mostly explained by the US$ 5 million increase in the Permitted Annual Income (RAP, in its Portuguese acronym) pursuant to the regulator’s dispatches, and the US$ 5 million increased related to the translation effect.

Operating costs of Cien were in line with the expenses for the same period of the previous year.

Cien’s staff expenses increased by US$ 1 million.

Cien’s other expenses were in line with the expenses for the same period of the previous year.

• 13 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 334 million in 2017, which represents a US$ 5 million decrease in relation to the same period of the previous year. The main variables that explain this increase in the results as of June 2017, as compared to the same period of the previous year, are described below:

Emgesa SA: (US$ 4 million lower EBITDA mostly because of lower energy sale prices and physical sales offset by lower energy and fuel purchase).

Emgesa’s operating revenues decreased by US$ 78 million, or 12.5 % in 2017. This decrease is mostly explained by US$ 80 million lower revenues from energy sales, of which US$ 109 million are due to lower average sale prices in the spot market and US$ 13 million for lower energy sales of 11 GWh, offset by higher revenues of US$ 42 million due to the 6.3% appreciation of the Colombian Peso in relation to the US dollar.

In addition, other sales increased due to a greater volume of gas sold for US$ 2 million.

Emgesa’s operating costs dropped by US$ 70 million, or 28.2%, in 2017. The decrease is mostly explained by reduced energy purchases of US$ 68 million explained by lower energy purchases in the spot market of 260 GWh equivalent to US$ 21 million due to higher generation on account of improved hydrology conditions and US$ 47 million for lower average energy prices (-$112/KWh) in the spot market. This was coupled by lower fuel consumption of US$ 37 million comprised by US$ 41 million due to lower thermal generation in Termozipa and Cartagena offset by US$ 4 million increase due to higher average sale prices. These decreases were partially offset by (i) US$ 8 million increase in transportation costs due to higher prices as a result of a higher inflation, (ii) US$ 10 million increase in of other variable procurement and services expenses due to a tax effect increase associated with an increased hydroelectric generation; and US$ 17 million increase due to the translation effect.

Emgesa’s staff expenses increased by US$ 2 million mostly associated with higher salary costs and US$ 1 million bonuses plus the translation effect.

Emgesa’s other expenses decreased by US$ 6 million, or 21.4 % in 2017, mainly due to a US$ 6 million decrease related to a lower wealth tax compared to the same period of the previous year.

• 14 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

 Perú

EBITDA of our generation subsidiaries in Peru reached US$ 150 million in 2017, which represents a US$ 12 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain such reduction in the 2017 results, as compared to that of the year 2016, are described below:

Enel Generación Perú S.A. (Edegel): (A lower EBITDA of US$ 11 million mostly because of lower average sale prices).

Enel Generación Perú’s operating revenues increased by US$ 4 million, or 1.5% in 2017. This increase is mostly explained by US$ 9 million higher revenues in tolls due to for higher free client acquisition, US$ 9 million translation effect as a result of the 3.1% appreciation of the Peruvian sol against the U.S. dollar and by US$ 10 million of other revenues, mainly insurance compensation for the weather emergency. The above was offset by US$ 23 million lower energy sales explained by US$ 24 million related to the decline in average sales prices for the reduction of the marginal cost offset by higher sales of 177 GWh or US$ 1 million due to a higher demand.

Operating costs of Enel Generación Peru increased by US$13 million, or 10.1%, in 2017. This was mostly composed by (i) US$ 20 million increase in energy purchases, of which US$ 16 million were on account of greater energy purchases in the spot market to meet the demand and US$ 4 million related to higher purchase prices in the spot market, (ii) higher transportation costs of US$ 9 million due to the acquisition of new free clients and higher translation effects. The foregoing was partially offset by lower fuel consumption of US$ 18 million due to a lower gas-based thermal production of US$ 10 million, the maintenance of a duct carried out in 2016 which increased the diesel-based thermal generation by US$ 7 million and price variation effect of US$ 1 million. Finally, higher other variable procurement and service costs increased by US$ 2 million resulting from regulated charged for renewable energies.

Enel Generación Perú‘s staff expenses were in line with the expenses for the same period of the previous year.

Enel Generación Perú‘s other expenses increased by US$ 2 million, mostly because of higher costs of other services.

Enel Generación Piura S.A.: (EBITDA in line with the same period of the previous year.)

Operating revenues of Piura S.A. decreased by US$ 6 million, or 12%, in 2017. This decrease is mostly explained by US$ 11 million lower energy sales mainly composed by (i) US$ 2 million decrease due to a drop in physical sales of 12 GWh related to the lower demand; and (ii) a US$ 9 million decrease due to lower average sale prices. These decreases were partially offset by US$ 5 million increase due to higher toll payments from free clients.

Piura’s operating costs decreased by US$ 6 million, or 24.9%, in 2017, mostly comprised by (i) US$ 8 million decrease in fuel consumption, mainly diesel oil, due to a failure in the Camisea gas duct in January 2016 which forced to produce energy using diesel offset by higher energy purchases of US$ 2 million mainly due to the price effect.

The staff expenses and other expenses of Piura were in line with the expenses for the same period of the previous year.

• 15 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (Lower EBITDA of US$ 70 million mainly due to higher average energy purchase price and higher quality and services fines from the regulator

EBITDA of our subsidiary Edesur in Argentina reached US$ 44 million in 2017, which represents a US$ 70 million decrease in relation to the same period of the previous year. The main variables that explain this increase in the 2017 income, as compared to the year 2016, are described below:

The operating revenue of Edesur increased by US$ 131 million, or 26.5 % in 2017, mostly because of: (i) the acknowledgment of a greater revenue from energy sales of US$ 278 million as a result of the application of the new tariff review (Revisión Tarifaria Integral RTI) as published by Resolution No. 64 dated February 1, 2017 issued by the ENRE (Ministerio de Energía y Minería de la Secretaría de Energía Eléctrica); (ii) offset by lower energy sales of US$ 82 million of 461 GWh. These increments were partially offset by: (i) lower other operating revenue of US$ 25 million as a result of the application of Resolution No. 2/2016 issued by the ENRE on January 29, 2016 that made void the old Resolution 32/15 whose results were registered only in the month of January, 2016 and (ii) a reduction of US$ 40 million caused by the 9.6 % devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s operating costs increased by US$ 182 million, or 91 % mostly on account of: (i) a US$ 122 million greater energy purchases mostly attributable to US$ 142 million increase in prices as a result of domestic inflation and offset by lower physical purchases of US$ 20 million; (ii) a US$ 2 million increase in transport costs and (iii) US$ 76 million in other variable provisions and services mostly attributable to US$ 70 million in fines for the service quality and US$ 4 million for rental of generators. This increment was partially offset by a US$ 18 million reduction caused by the 9.6 % devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s staff expenses increased by US$ 9 million, as a consequence of (i) US$ 19 million in higher in staff salaries as a result mainly of US$ 27 million domestic inflation and a US$ 8 million stemming from the activation of labor costs in construction works as a result of the 9.6 % devaluation of the Argentinean peso in relation to the US dollar.

Other expenses by nature in Edesur increased by US$ 12 million as a result of (i) a US$ 31 million for network, transformer and metre maintenance, offset by US$ 19 million due to the conversion effects due to the 9.6% devaluation of the Argentinean peso in relation to the US dollar.

Energy losses decreased by 2.3 p.p. reaching 10.8 % of the operating costs for 2017. The number of Edesur clients as of 2017 reached 2,518 million in 2017, which represented an increase of 29,000 new clients, as compared to the same period of the previous year.

• 16 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Brasil

EBITDA of our distribution subsidiaries in Brazil reached US$ 283 million in 2017, which represents a US$ 106 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain such a decrease in the 2017 income, as compared to that of 2017, are described below:

Enel Distribución Río S.A. (ex Ampla): (Higher EBITDA of US$ 48 million, mostly attributable to higher tariff recovery and higher conversion effect due to appreciation of Brazilian real against USD).

Enel Distribución Rio’s operating revenue increased by US$ 216 million or 39.1 % in 2017 explained mostly by the US$ 150 million increase in revenue from energy sales attributable mainly to (i) a US$ 66 increase due to the 14.1 % appreciation of the Brazilian real in relation to the US dollar; (ii) a US$ 141 million increase due to higher income from regulatory assets and liabilities; (iii) a US$ 13 million increase in revenue in the compensation applied using the tariff scheme; (iv) a US$ 17 million increase due to un-invoiced energy suppl and (v) a US$ 2 million increase in revenue for subsidies for low income.

The foregoing was partially offset by (i) a US$ 29 million sale decrease of 157 GWh of US$ 81 and a US$ 8 million increase from lower PIS/COFINS tax burden on sales.

Furthermore, an increase in other services and other operating income of US$ 27 million mainly due to: (i) increases in tolls and transmission of US$ 20 million, (ii) increase due to the conversion effects as a result of the 14.1 % appreciation of the Brazilian real in relation to the US dollar of US$ 7 million. An increase in other operating revenue of US$ 39 million mainly due to (i) revenues from construction from IFRIC 12 concession contracts of US$ 20 million, (ii) a US$ 19 million increase due to the 14.1 % appreciation of the Brazilian real in relation to the US dollar.

Enel Distribución Rio’s operating costs increased by US$ 170 million or 44.5 % in 2017, mostly explained by a US$ 119 million in higher costs on account of energy purchases related to: (i) a US$ 97 million increase of higher purchases and hydrological costs, (ii) a US$ 39 million increase due to the conversion effects as a result of the 14.1 % appreciation of the Brazilian real in relation to the US dollar and a US$ 10 million decrease due to lower prices for regulated industrial tariffs, (ii) a US$ 8 million decrease in rates and taxes. Additionally, a US$ 12 million increase in energy transport costs attributable to the use of basic networks given the existence of a higher thermic generation and (ii) a US$ 6 million increase as a result of the 14.1 % appreciation of the Brazilian real in relation to the US dollar. Furthermore, a US$ 38 million increase in the costs of other variable supplies and services due to the US$ 19 million conversion effects of Brazilian Real in relation to the U.S. dollar and US$ 19 million increase in construction costs from concession contracts (IFRIC 12).

Enel Distribución Rio’s staff expenses increased by US$ 1 million in 2017, as a consequence of lower labor costs in construction.

Other expenses by nature in Enel Distribución Río decreased by US$ 2 million mostly explained by lower costs of third party contracts and lower provisions for fiscal and labour legal procedures of US$ 16 million offset by the US$ 14 million increase in the conversion effects stemming from the 14.1 %  appreciation of the Brazilian real in relation to the US dollar.

Energy losses increased by 0.3 p.p. reaching 20.2 % of 2017 operating costs. As of June 2017, Enel Distribución Río had 2,988 million clients, which represented a decrease of 23,000 clients as compared to the same period of the previous year.

• 17 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Enel Distribución Ceará S.A. (ex Coelce): (Higher EBITDA of US$ 27 million, mostly attributable to higher tariff recovery and higher conversion effect due to appreciation of Brazilian real against USD).

The operating revenue of Enel Distribución Ceará increased by US$ 159 million, or 31.1 % in 2017, mostly due to: (i) a US$ 108 million increase from energy sales mainly attributable to (i) a US$ 70 million increase stemming from the conversion effects of the 14.1 % appreciation of the Brazilian real in relation to the US dollar; (ii) a US$ 62 million increase due to a higher income from regulatory assets and liabilities; (iii) a US$ 2 million increase in revenue in compensation applied using the tariff scheme; (iv) a US$ 9 million in revenue from measuring energy in meters and (v) a US$ 9 million increase in revenue for subsidies for low income.

This was partially offset by (i) a US$ 26 million decrease in lower recovery costs from the use of thermal generation to mitigate hydrological risks; (ii) a US$ 5 million decrease in lower PIS/COFINS tax burden on sales; (iii) and a decrease of US$ 13 million due to lower physical sales of 77 GWh.

In addition, an increase in other services and other operating income of US$ 51 million mainly due to: (i) US$ 11 million increases in tolls and transmission, (ii) a US$ 14 million increase due to the conversion effects of the 14.1 % appreciation of the Brazilian real in relation to the US dollar and (iii) a US$ 26 million increase from the revenue from the IFRIC 12 concession contracts.

The operating costs of Enel Distribución Ceará increased by US$ 119 million or 35.7 % in 2017, mostly explained by (i) a US$ 79 million increase from energy purchases attributed to: a US$ 66 million increase in higher purchases to cover the increased associated demand, a US$ 43 million increase due to the conversion effects of the 14.1 % appreciation of the Brazilian real in relation to the US dollar offset by a US$ 26 million decrease due to lower prices in regulated industrial tariffs and a US$ 4 million decrease in PIS/CONS; (ii) a US$ 36 million increase mainly in the costs of other variable supplies and services mainly due to the US$ 10 million conversion effects of the Brazilian real in relation to the US dollar plus construction costs of the IFRIC 12 concession contracts of US$ 26 million and US$ 3 million increase in transport costs.

Enel Distribución Ceará staff expenses increased by US$ 2 million as a consequence, mainly, of the conversion effects of the 14.1 % appreciation of the Brazilian real in relation to the US dollar.

Enel Distribución Ceará’s other expenses by nature increased by US$ 12 million, or 27.1 % in 2017, mostly because of (i) a US$ 5 million increase in higher third party service costs for line and network maintenance, (ii) a US$ 7 million increase as a result of the conversion effects of the 14.1 % appreciation of the Brazilian real in relation to the US dollar.

Energy losses during 2017 decreased by 0.1 p.p. reaching 13.1 % of operating costs. As of June 2017, Enel Distribución Ceará had 3,953 million clients, which represented an increase of 131,000 new clients as compared to the same period of the previous year.

• 18 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Celg Distribución S.A.: (company registered in the consolidation perimeter as of February 14, 2017 since that was the date on which the purchase was made. A positive EBITDA of US$ 31 million as of June 30, 2017.)

Celg’s Operating revenue reached US$ 646 million, made up by (i) energy sales of US$ 485 million from the sales of 5,511 GWh., (ii) other services of US$ 45 million which mainly correspond to the revenue from tolls and transmission, and (iii) other operating income of US$ 116 million corresponding mainly to the income from the IFRIC 12 concession contracts.

Celg’s operating costs reached US$ 473 million, made up of (i) energy purchases of US$ 335 million to meet the demand, (ii) transportation costs of US$ 21 million and (iii) other variable supplies and services of US$ 117 million corresponding mainly to construction costs for the IFRIC 12 concession contracts.

Celg’s staff costs totalled US$ 80 million which includes provision for the voluntary retirement plan of US$ 47 million.

Celg’s other expenses by nature reached US$ 61 million corresponding mainly to higher third party service costs for line and network maintenance and other services.

Energy losses totalled 11.9% of operating costs in 2017. The number of Celg clients was 2,865 million as of June 2017.

• 19 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Colombia

The EBITDA of our subsidiary Codensa in Colombia reached US$ 260 million in 2017, which represents a US$ 45 million increase in relation to the previous year. The main variables that explain such increase in the 2017 result, as compared to the year 2016, are described below:

Codensa S.A.: (Higher EBITDA of US$ 46 million mostly explained by a greater revenue from better average sale prices and higher physical sales).

Codensa’s operating revenue increased by US$ 115 million or 17.9 % in 2017 because of (i) a US$ 49 million increase in physical sales of 39 GWh, (ii) a US$ 12 million increase mainly due to higher tariffs due to the inflation effect , (iii) a US$ 10 million increase in revenues from other services mainly made up of revenues from tolls and transmission due to higher rates because of inflation and (iii) finally, a US$ 44 increase as a result of the conversion effects of the 6.3 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s operating costs increased by US$ 56 million or 15.2 % in 2017, mainly explained by (i) a US$ 18 million increase higher average prices as compared with the previous year offset by a US$ 5 million for lower energy purchases on the energy stock exchange of 406 GWh, (ii) a US$ 11 million increase in transport costs made up mainly by an increase in the use of networks, and (iii) a US$ 8 million in costs of other variable supplies and services as a result of US$ 2 million increase in maintenance incentive for service quality and a US$ 6 million increase in higher costs associated with new business. Additionally, a US$ 24 million increase as a result of the conversion effects of the 6.3 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s staff expenses increased by US$ 4 million, or 21 % in 2017, as a consequence of (i) a US$ 3 million expense reduction mainly explained by higher labor costs in construction works; (ii) a US$ 6 million increase in salaries and wages and (iii) a US$ 1 million increase as a result of the conversion effects of the 6.3 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s other expenses by nature increased by US$ 10 million, or 24.8 % in 2017 mostly due to

(i) a US$ 4 million increase in agreements costs for collection and other services and (ii) a US$ 6 million increase in higher third party service costs for the maintenance of lines and networks and others. Additionally, a US$ 3 million increase as a result of the conversion effects of the 6.3 % appreciation of the Colombian peso in relation to the US dollar.

Such increments were partially offset by a US$ 3 million reduction caused by lower wealth tax costs in relation to the same period of the previous year.

The 2017 energy losses increased by 0.8 p.p. reaching 7.9% of operating costs. Codensa had 3,293 million clients as of June 2017 which represents an increase of 384,000 new clients, as compared to the same period of the previous year mainly due to the merger by absorption of EE Cundimarca.

• 20 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Peru

The EBITDA of our Enel Distribución Perú S.A. subsidiary reached US$ 114 million in 2017 being in line with the same period of the previous year. The main variables that explain this increase in the 2017 income, as compared to that of the year 2016, are described below:

Enel Distribución Peru S.A. (Edelnor): ( EBITDA in line with the same period of the previous year).

Enel Distribución Perú operating revenue increased by US$ 1 million due to (i) a US$ 15 million increase as a result of the effects of conversion due to the 3.1 % appreciation of the Peruvian sol in relation to the US dollar offset by a US$ 16 million decrease in energy sales which is explained mainly by a migration of free clients to regulated clients despite the higher physical sales of 126 GWh.

Enel Distribución Perú operating costs decreased by US$ 2 million mostly explained by a US$ 10 million increase as a result of the effects of conversion due to the 3.1 % appreciation of the Peruvian sol in relation to the US dollaroffset by a US$ 12 million decrease in energy purchases explain by US$ 4 million of lower energt purchases and lower unitary purchase costs.

Enel Distribución Perú staff expenses were in line with last year’s.

Enel Distribución Perú other expenses by nature were in line with last year’s.

Energy losses increased by 0.2 p.p. reaching 8.1 % of operating costs in 2017. Enel Distribución Perú had 1,385 million clients as of 2017, which represents an increase of 33,000 new clients, as compared to the same period of the previous year.

• 21 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of Enel Américas Group that comprises the operations of the activities that continued during the periods ended as of June 30, 2017 and 2016.

	As of June 30, 2017			As of June 30, 2016
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	63	(29)	34	62	(23)	39
Brazil	169	(19)	150	131	(14)	117
Colombia	334	(36)	298	339	(31)	308
Peru	150	(45)	105	162	(36)	126
Total Generation and Transmission	716	(129)	587	694	(104)	590

Distribution
Argentina	44	(27)	17	114	(11)	103
Brazil	283	(165)	118	177	(83)	94
Colombia	260	(53)	207	214	(41)	173
Peru	114	(27)	87	113	(24)	89
Total Distribution	701	(272)	429	618	(159)	459
Less: consolidation adjustments and other activities	(32)	-	(32)	(46)	(1)	(47)
Total Consolidated Enel Américas	1,385	(401)	984	1,266	(264)	1,002

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment reached US$ 401 million in 2017, which represents an increase of US$ 137 million in relation to the same period of 2016.

Depreciation and amortization reached US$ 311 million in 2017 representing a US$ 84 million increase compared to same period of 2016. The former is explained mainly by: (i) a US$ 56 million increase in Grupo Enel Brasil  that includes the incorporation of Celg Distribución as of February 14, 2017 of US$ 37 million, Enel Distribución Rio of US$ 6 million due to higher activations, Enel Distribución Ceará of US$ 4 million due to higher activations, the difference is due to the conversion effects of the Brazilian real in relation to the US Dollar of US$ 9 million; (ii) a US$ 17 million increase in Colombia as a result of higher depreciation in Emgesa of US$ 4 million due to higher activations of thermal installations, Codensa of US$ 8 million due to the increase in the substations, lines and networks and additionally , US$ 5 million due to the conversion effects of the Colombian peso in relation to the US dollar and, finally, (iii) a US$ 7 million increase in Enel Costanera due to higher depreciations in combined cycles in Siemens and Mitsubishi and Edesur of US$ 4 million due to greater activations.

On the other hand, impairment reached US$ 90 million in 2017, representing a US$ 53 million increase in relation to the same period of 2016, explained mostly by: (i) a US$ 13 million increase in Enel Distribución Rio for the US$ 5 million increase in the provision of uncollectibility in Enel Distribución Ceara, a US$ 2 million increase of Enel Green Power Cachoeira Dorada for uncollectibility provisions and US$ 11 million in Celg Distribución due to incorporation as of February 14, 2017 and (ii) Edesur of US$ 11 million due to higher uncollectibility due to the country’s current situation and (iii) a US$ 10 million increase due to the deterioration of Edegel’s Callahuanca facility due to the climate emergency that took place in Peru.

• 22 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

The following table shows the consolidated non-operating income from continued activities for the periods ended June 30, 2017 and 2016:

• 23 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

NON OPERATING INCOME CONTINUING OPERATIONS

	As of June 30
	2017	2016	Variation	Variation
	(US$ million)%
Financial Income
Argentina	33	28	5	17.9
Brazil	64	71	(7)	(9.9)
Colombia	11	12	(1)	(8.3)
Peru	5	3	2	66.7
Consolidation adjustments and other activities	1	23	(22)	(95.7)
Total Financial Income	114	137	(23)	(17.0)
Financial Costs
Argentina	(133)	(151)	18	(11.9)
Brazil	(191)	(109)	(82)	75.2
Colombia	(95)	(106)	11	(10.4)
Peru	(23)	(19)	(4)	21.1
Consolidation adjustments and other activities	(6)	(12)	6	(50.0)
Total Financial Costs	(448)	(397)	(51)	12.8
Foreign currency exchange differences, net
Argentina	8	25	(17)	(68.0)
Brazil	(26)	(6)	(20)	333.3
Colombia	-	1	(1)	(100.0)
Peru	(2)	(1)	(1)	100.0
Consolidation adjustments and other activities	12	(16)	28	(175.0)
Total Foreign currency exchange differences, net	(8)	3	(11)	(366.7)
Gain (Loss) for indexed assets and liabilities	(0)	(2)	2	-
Net Financial Income Enel Américas	(342)	(259)	(83)	32.1

	As of June 30
	2017	2016	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-	-	-
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	1	-	1	100.0
Menos: Ajustes de consolidación y otras actividades de negocio	-	0	(0)	(100.0)
Total Other Gain (Losses)	1	0	1	298.3
Share of profit (loss) of associates accounted for using the equity method
Argentina	3	-	3	100.0
Brazil	-	-	-	-
Colombia	-	2	(2)	(100.0)
Peru	-	-	-	-
Less: consolidation adjustments and other activities	1	1	0	100.0
Total Share of profit (loss) of associates accounted for using the equity method	4	2	2	90.6

Total Non Operating Income	5	2	3	120.7

Net Income Before Taxes	647	745	(98)	13.3
Income Tax
Enel Américas (holding)	(14)	28	(42)	(151.5)
Argentina	(2)	(21)	18	(92.3)
Brazil	(33)	(21)	(12)	54.9
Colombia	(171)	(161)	(10)	5.9
Peru	(54)	(59)	4	(7.6)
Total Income Tax	(273)	(234)	(39)	16.5
Net Income after taxes	374	511	(137)	(26.9)
Profit (Loss) from discontinued operations, after taxes	-	167	(167)	(100.0)
Net Income	374	678	(304)	(44.9)
Net Income attributable to owners of parent	206	390	(184)	(47.2)
Net income attributable to non-controlling interest	168	288	(120)	(41.7)

• 24 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Financial income

Financial income reached a US$ 342 million loss as of June 2017, which represents a US$ 83 million increase in relation to the loss of US$ 259 in the same period of 2016. The foregoing is mostly explained by:

(a) Lower financial revenue of US$ 23 million as of June 2017 mainly attributable to: (i) lower financial income in Grupo Enel Brasil of US$ 10 million mainly made up by: (i) a US$ 19 million decrease in Enel Distribución Rio due to a lower financial revenue recognition corresponding to IFRIC 12 offset by US$ 9 million of Celg Distribución thorugh incorporation as of February 14, 2017 which corresponds to client arrears interests and lower income in Enel Américas of US$ 12 million related to lower revenues and term deposits.

(b) Higher financial expenses of US$ 51 million due to: (i) higher financial expenses of US$ 49 million of Celg Distribución due to the incorporation into the consolidation perimeter as of February 14, 2017, (ii) higher expenses of US$ 28 million in Enel Distribución Rio mainly due to settlement of the sale of portfolio of US$ 19 million, higher expenses of US$ 6 million in regulated asset and liability and a US$ 3 million in the upgrade of provisions; (iii) a US$ 3 million increase in interests earned on the Yankee Bonds debt of Enel Américas and (iv) a US$ 2 million in Enel Generación Costanera corresponding to the accrued interest from Cammesa.

This is offset by (i) lower financial costs of US$ 15 million in Emgesa due to decrease of interest from bonds related to the Quimbo project, (ii) lower expenses of US$ 6 million from the reversal of interest on tax debts in Enel Generación in el Chocón and (iii) a US$ 10 million decrease in Edesur mainly explained by lower expenses of USD 7 million in the extraordinary investment plan, US$ 5 million lower expenses for the updates to fines for quality service, a US$ 16 million decrease in the activation of financial expenditure from the project completion in 2016, all of the above offset with US$ 18 million due to the conversion effects due to the 9.6% devaluation of the Argentine peso in relation to the American dollar.

 (c) Lower income from foreign exchange differences of US$ 11 million mainly explained by: (i) differences of negative exchange in Enel Chocón of US$ 20 million and Central Docksud of US$ 7 million mainly for accounts receivable from Central Vuelta Obligado (VOSA) and a US$ 3 million negative exchange differences in the Fortaleza facilities from a foreign loan. The above was offset by (ii) Holding Enel Américas due to positive exchange differences of US$ 42 million corresponding to profits for the settlement of forward for the hedging of investment in the purchase of Celg Distribucion.

Corporate taxes

The gains tax imposed on companies’ profits increased by US$ 39 million, or 16.5 % in 2017, explained mainly by an increase in Chile (Holding Enel Américas) attributable mainly to: an increase of USD 34 million due to exchange rate in foreign investment (denominated in US$ for tax purposes) recognized in 2016, a US$ 10 million expense increase corresponding to monetary adjustment for tax equity in 2016 and a US$ 13 million increase in tax losses which leads to a lower credit to be requested.  This is offset by lower expenses in Enel Distribución Rio of US$ 9 million in lower taxable base in relation to 2016 and tax recognition in Celg Distribución of US$ 10 million.

• 25 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	As of June 30
	2017	2016	Variation	Variation
	(US$ million)%

Current Assets	3,766	4,776	(1,010)	(21.1)
Non current Assets	14,311	12,076	2,236	18.5

Total Assets	18,077	16,852	1,226	7.3

Enel Américas ’ total assets as of June 30, 2017 increased by US$ 1,226 million compared to total assets as of December 31, 2016, mostly attributable to:

       Current assets decreased by US$ 1,010 million, equivalent to 21.1%, mostly explained by:

•         A decrease in Cash and cash equivalent of US$ 1,417 million, composed mostly of (i) a US$ 1,014 million decrease in Enel Américas SA (Holding entity) due to the capital increase in Enel Brasil of US$ 741 million for the purchase of Celg Distribuidora S.A., a decrease in loans to Enel Brazil of US$ 225 million, a US$ 48 million in the payment of dividends received net of those paid to controlling and minority shareholders, (ii) a US$ 172 decrease in Emgesa mainly for tax payments, bonds and dividends net of revenue from clients and new bank loans, (iii) a US$ 43 million decrease in Enel Distribución Peru S.A. mainly for the payment to suppliers and debt for bonds net of revenue from clients, (iv) a US$ 44 million decrease in Edesur mainly for the payment of suppliers net of revenue from clients, (v) a US$ 74 million reduction in Codensa mainly for tax payment, dividend payment, bank loans and bonds net of revenue from clients and (vi) a US$ 51 million decrease in Enel Generación Peru and Enel Generación Piura mainly to pay taxes, suppliers and bank loans net of client revenue; (vii) a US$ 31 million decrease in Grupo Enel Brasil for the collection of accounts receivable and time deposits of Enel Distribución Ceará, Enel Distribución Rio net of payments related to suppliers and sector tax payments. All offset mainly by Enel Brasil Holding for loans received from Enel Américas. (includes Celg Distribuidora S.A. of US$ 11 million) and revenues from term deposits for terms higher than 90 days, (viii) offset by Grupo Enel Argentina US$ 10 million in revenue from energy sales stemming from resolution 19/2017 for the income recognition by generators.

•         An increase in Commercial accounts receivable and other current sundry receivables of US$ 374 million that correspond mostly to an increase in (i) Grupo Enel Brasil S.A. of US$ 318 million that includes the incorporation of Celg for US$ 300 million, the difference corresponding to higher accounts receivable in Enel Distribución Ceara and EGP Cachoeira Dourada, offset by lower accounts receivable from Enel Distribución Rio (ii) a US$ 48 million increase in Edesur as a result of the application of the new tariff regime, and (iii) a US$ 9 million increase in Emgesa due to higher commercial accounts receivable due to the increase in energy sales.

• 26 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

       Increased Non-current assets of US$ 2,236 million, equivalent to 18.5%, mainly explained by:

•         Increase in other non-current financial assets by $ 87 million, mainly due to the effects of the conversion of the Brazilian Real in relation to the US dollar for accounts receivable due to the end of the IFRIC12 concession in the Brazilian distributors Enel Distribución Río and Enel Distribución Ceará of US$ 14 million plus the US$ 54 million increase by greater activations during the period and the effect of upgrade of financial assets from the concession of US$ 13 million. Additionally, a US$ 29 million increase due to the incorporation of Celg Distribuidora S.A. in the consolidation perimeter.

•         Increase in other non-current financial assets of US$ 223 million, mainly due to the incorporation of Celg Distribuidora S.A. of US$ 225 million containing legal deposits for the amount of US$ 44 million and receivables from FUNAC Fondo de Aportaciones to Celg of US$ 181 million, offset by US$ 2 million with the Dock Sud facility for the minimum payment of a long term accrual. .

•         A US$ 74 million Increase in Commercial accounts receivable and other non-current receivables corresponding mainly to the increases in (i) Enel Brasil Group of US$ 71 million mainly as a result of the incorporation of the assets of Celg Distribuidora S.A.

•         An increase of Intangible assets other than goodwill of US$ 1,759 million mostly due to increases in (i) US$ 2,029 million on account of new investments during the period that include the incorporation of Celg Distribuidora S.A. of US$ 746 and US$ 1,219 million from the value assigned to the intangible assets for the purchase of the company.  Said increases were partially offset by decreases: (i) US$ 50 million due to the conversion effects of the different functional currencies in the countries where we operate, (ii) US$ 111 million in amortization and impairment for the period, (iii) US$ 108 million for the transfer of financial assets as per IFRIC 12 in Enel Distribución Río and Enel Distribución Ceará.

•         A US$ 81 million increase in Property, plants and equipment mostly comprised of (i) a US$ 299 million increase on account of new investments materialized during the period including the incorporation of the assets of Celg Distribuidora S.A. of US$ 13 million and (ii) other movements that totaled US$ 17 million. These increases were partially offset by (i) the US$ 23 million in the conversion effects of the different functional currencies in the countries where we operate, (ii) US$ 200 million in depreciation for the year and (iii) US$ 10 million in Enel generación Peru for the deterioration of the Callahuanca installations due to weather emergency.

• 27 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Liabilities and Equity	As of June 30
	2017	2016	Variation	Variation
	(US$ million)%

Current Liabilities	3,956	3,822	134	3.5
Non Current Liabilities	6,239	5,150	1,089	21.1
Total Equity	7,883	7,880	3	0.0
attributable to owners of parent company	6,271	6,200	72	1.2
attributable to non-controlling interest	1,611	1,680	(69)	(4.1)

Total Liabilities and Equity	18,077	16,852	1,226	7.3

•         Enel Américas’ total liabilities and equity as of June 30, 2017 increased by US$ 1,226 million as compared to the total liabilities and equity as of June 30, 2016, mostly attributable to:

       Current liabilities increased by US$ 134 million, mostly explained by:

•         A US$ 96 million decrease of the other current financial liabilities which is explained mainly by a US$ 128 million decrease in Codensa due to amortization of bonds, US$ 85 million in Emgesa for the payment of bonds offset by new bank loans, a US$ 22 million decrease in in Enel Distribución Rio of US$ 84 million for the payment of bonds offset by the debt transfer from long to short term of US$ 62 million offset by the incorporation into the consolidation perimeter of Celg Distribuidora S.A. for US $ 139 million resulting in an increase in the obligations of other financial liabilities.

•         Increase in Commercial accounts and other current accounts payable of US$ 400 million, which is explained primarily by a US$ 568 million increase in Grupo Enel Brasil due to the incorporation of Celg Distribuidora S.A. into the consolidation perimeter of US $ 483 million resulting in an increase in suppliers due to energy purchases and other accounts payable, a US$ 35 million increase in Enel Distribución Rio mainly for sector assets and liabilities, a US$ 35 million increase in Enel Distribución Ceara for dividends payable to third parties and sector commissions, a US$ 43 million increase in Edesur for the Cammesa debt and fines. It was offset by a US$ 97 million decrease in Enel Américas for third party dividends and payment to suppliers, a US$ 19 Million decrease in Enel Distribución Peru due to lower accounts payable to suppliers, a US$ 16 million for Enel Generación Peru for lower accounts payable to suppliers, a US$ 33 million decrease for Emgesa mainly due to lower accounts payable, a US$ 20 million decrease in Codensa as a result of lower accounts payable to suppliers. A US$ 14 million decrease in accounts payable to suppliers of Grupo Enel Argentina, a US$ 7 million decrease in Dock Sud mainly due to reduced VAT tax debit.

•         A US$ 90 million decrease in current accounts payable to related entities, mainly due to lower accounts payable to Enel Iberoamerica.

•         An increase in Other current provisions of US$ 69 million mostly attributable to (i) Edesur of US$ 78 million mainly for the upgrade of fines for service quality with the Argentine regulatory body, a US$ 11 million decrease for taxes of Enel Generación Chocon.

•         A US$ 135 million decrease in Current Tax Liabilities  mainly attributable to Enel Generación el Chocón of US$ 39 million mainly as part of the payment plan on income tax and previous year’s tax regularization calculated on inflation, a US$ 48 million decrease in income tax in Emgesa and a US$ 31 million decrease in Codensa income tax.

• 28 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

       Non-current liabilities increased by US$ 1,089 million, equivalent to a 21.1%,a variation mostly attributable to:

•          An increase in Other financial non-current liabilities (financial debt and derivatives) of US$ 184 million, mostly explained by (i) a US$ 78 million increase in Grupo Enel Brasil S.A. due mostly to the incorporation of Celg Distribuidora S.A into the consolidation perimeter of US$ 145 million for bank loans, aa US$ 60 million Citibank loan to Fortaleza offset by a decrease in Enel Distribución Ceará of US$ 32 million from the short-term transfer of bank loans, a US$ 98 million decrease from the short-term transfer of bonds in Enel Distribución Rio, (ii) an increase in Codensa of US$ 196 million corresponding to new bond issue of series E-2, E-5 and E-7, (iii) a US$ 9 million decrease in Enel Generación Peru for transfer of short-term bonds (iv) a US$ 37 million decrease in Enel Distribución Rio for the transfer of bank loans to short term, (v) a US$ 25 million decrease in Emgesa due to the difference of converting the Colombian peso to the American dollar (vi) a US$ 24 million in Chinango for the transfer of loans to short term.

•         An increase in Other non-current accounts payable of US$ 514 million mostly explained by (i) an increase in the CAMMESA loan of US$ 36 million  for Edesur and Enel Costanera subsidiaries in Argentina and (ii) an increase in Grupo Enel Brasil S.A. of US$ 481 million mainly due to the incorporation of Ceg Distribuidora S.A. of a US$ 458 million  debt for the purchase of energy and other payable undertakings.

•         An increase in Other non-current provisions of US$ 230 million mostly because of the incorporation of Ceg Distribuidora S.A. of US$ 223 mainly  provisions in lawsuits, labor and tax legal procedures (includes Funac for US$ 172 million).

•         A US$ 109 increase in liabilities from deferred taxes mainly for the recognition of tax deferred as a result of the incorporation of Celg Distribuidora S.A. of US$ 115 million.

•         A US$ 46 million increase in Non-current provisions for employee benefits, mostly explained by the incorporation of Celg Distribución S.A. into the consolidation perimeter of US$ 56 million, the difference corresponding to the conversion effects of different functional currencies in the countries where we operate.

       The Company’s Total Equity increased by US$ 3 million, mostly attributable to:

•         The Equity attributable to the property (shareholders) of the controller increased by US$ 72  million mostly caused by (i) a US$ 21 million decrease in other reserves composed mainly by an increase in the difference reserves related to the conversion exchange, (ii) a US$ 113 million decrease in dividend payments (iii) a US$ 206 million increase from profits for the year.

•         Non-controlling shareholdings dropped by US$ 69 million mostly explained by (i) a drop of US$ 214  million due to the payment of dividends. These decreases were partially offset by a US$ 168 million increase for the recognition of profits generated in 2017 and a decrease in other comprehensive results of US$ 23 million.

• 29 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

The main financial indicators of continuing operations have evolved as follows:

Indicator		Unit	1H 2017	12/31/2016	1H 2016	Change	% Change

Liquidity	Current liquidity	Times	0.95	1.25		(0.3)	-23.8%
	Acid ratio test (1)	Times	0.92	1.22		(0.3)	-24.6%
	Working Capítal	MMUSD$	- 190	954		(1,143)	-119.9%
Leverage	Leverage	Times	1.29	1.14		0.2	13.6%
	Short Term Debt	%	38.8%	42.6%		(0.04)	-8.9%
	Long Term Debt	%	61.2%	57.4%		0.04	6.6%
	Financial Expenses Coverage (2)	Times	3.04	-	3.20	(0.2)	-5.0%
Profitability	Operating Income/Operating Revenues	%	20.1%	-	26.9%	(0.07)	-25.3%
	ROE (annualized)%		6.4%	-	13.1%	(0.07)	-51.1%
	ROA (annualized)%		4.1%	-	8.40%	(0.04)	-50.7%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of June 30 , 2017 reached 0.95 times, showing a 23.8 % decrease in relation to December 31, 2016, mostly explained by decreased cash and cash equivalents, as a result of the acquisition of Celg Distribuidora S.A.

The Acid test as of June 30 , 2016 reached 0.92 times, showing a 24.6 % decrease in relation to December 31, 2016, explained by decreased cash and cash equivalents.

The Working capital as of June 30, 2017 reached US$ 190 million, representing a decrease in relation to December 31, 2016 mostly explained by decreased cash and cash equivalents.

The Company’s Leverage (indebtedness ratio) stood at 1.29 times as of June 30 , 2017, an increase of 13.6% in relation to December 31, 2016 mostly on account of non-current financial liabilities resulting from the acquisition of Celg Distribuidora S.A.

The Hedging of financial costs as of the period that ended on June 30 , 2017 was 3.04 times, which represents a drop of (5.0%) as compared to the same period of the previous year, mainly because of the increased financial expenses as a result of the incorporation of Celg Distribuidora S.A. and the upgrade of legal deposits.

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 25.3 % in relation to the same period of the previous year, reaching 20.1% as of June 30, 2017, mainly due to a lower EBIT.

The Return-on-equity of the controller’s property owners (shareholders) was 6.4%, as a result of a drop in the income attributable to the property owners, mainly due to the results of two months in 2016 as a result of the corporate division that took place on March 1, 2016.

The Return-on-assets was 4.1% as of June 30, 2017 mostly due to a drop in the income for the period, mainly attributable to the results of two months in 2016 as a result of the corporate division that took place on March 1, 2016.

• 30 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

MAIN CASH FLOWS

The Company’s net cash flow reached US$ 1,430 million as of June 2017, which represents a US$ 1,113 million decrease in relation to the same period of the previous year. The main variables on account of the flows of the activities of the operation, investment and financing that explain this decrease in net cash flows, as compared to the same period of 2016, are described below:

Net Cash Flow	As of June 30
	2017	2016	Variation	Variation
	(US$ million)%

From Operating Activities	661	1,005	(344)	(34.2)

From Investing Activities	(1,209)	(548)	(661)	120.5

From Financing Activities	(883)	(774)	(109)	14.1

Total Net Cash Flow	(1,431)	(317)	(1,114)	351.0

The net cash flows stemming from operating activities totaled US$ 662 million as of June 2017, representing a drop of 34.1% in relation to the same period of the previous year. This reduction is mostly explained by an increase in the type of collections for operations activities mainly in (i) the cash receipts from sales and services of US$ 704 million; and (ii) a US$ 29 million charge increase for operations, (iii) a US$ 9 million charge for commissions, (iv) US$ 10 million from charges related to premiums, services, annual fees and other benefits from endorsed policies. These increases were partially offset by higher payments in the type of cash payments from operations mainly in (i) payments to suppliers for the supply of goods and services of US$ 372 million, (ii) payments to and on behalf of employees of US$ 133 million, (iii) other payments for operation activities of US$ 635 million (see detail in note 8F of the financial statements), (iv) Payments for premiums and claims, annuities and other obligations of US$ 3 million for endorsed policies (v) lower income tax payments of US$ 52 million (vi) other cash income and costs of US$ 19 million.

The net cash flows used in investment activities were outflows of  US$ 1,208 as of June 2017 explained mainly by (i) disbursements due to the incorporation of properties, plants and equipment of US$ 340 million; (ii) incorporation of intangible assets IFRIC12 of US$ 274 million; (iii) payments arising from contracts for future and swap contracts of US$ 5 million, (iv) cash flows used to obtain control of subsidiaries or other business of US$ 720 million corresponding to the payment for the acquisition of Celg Distribuidora S.A., net of cash and cash equivalents. These outflows of investment cash flows were partially offset by (i) the investment rescue +90 days of US$ 15 million; (ii) cash from future contracts, time options and swaps of US$ 50 million; (iii) interest received of US$ 55 million; and (iv) other cash inflows of US$ 10 million.

The net cash flows used in financing activities were outflows totaling US$ 883 million as of June 2017, stemming mainly from (i) loan payments of US$ 527 million; (ii) dividend payments of US$ 461 million, (iii) interest payments of US$ 210 million, (iv) liability payment for financial rental of US$ 29 million and (v) other cash outflows of US$ 1 million . All the above offset by flows coming from loans of US$ 345 million.

• 31 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Below we present the Disbursements of the incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in June 2017 and 2016.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	1H 2017	1H 2016	1H 2017	1H 2016

Enel Generación Chocon S.A.	1	1	2	1
Enel Generación Costanera S.A.	16	34	19	13
Emgesa S.A.E.S.P.	69	56	36	30
Enel Generación Perú S.A.	21	14	28	29
Celg Distribución	50	-	37	-
EGP Cachoeira Dourada S.A.	1	3	4	3
Enel Fortaleza	6	5	5	4
Enel Cien S.A.	1	1	8	7
Edesur S.A.	46	52	11	8
Enel Distribución Perú S.A.	51	58	25	22
Enel Distribución Río S.A.	136	100	42	32
Enel Distribucion Ceará S.A.	88	54	28	22
Codensa S.A.	119	108	51	40
Enel Trading Argentina S.R.L.	-	0	0	0
Central Dock Sud S.A.	2	2	8	9
Enel Generación Piura S.A.	5	3	4	4
Enel Generación Chile S.A.	-	70	-	-
Enel Distribución Chile S.A.	-	26	-	-
Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)	-	0	-	-
Holding Enel Americas y Sociedades de Inversión	2	5	2	2
			-	-
Total	614	591	311	227

(*) Includes intangible assets concessions

• 32 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s operations are subject to wide-ranging environmental regulations that Enel Américas continuously meets. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in a such manner so as to mitigate potential impacts derived from altered hydrological conditions.

The operations of the Enel Américas Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may be generated on the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

• 33 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-          Compliance with the good corporate governance standards.

-          Strictly compliance with the Group’s whole regulatory system

-          Each business and corporate area define:

                      I.    The markets in which it can opérate according to the knowledge and capacity that are sufficient to gurantee efficient risk management.

                      II.   Criteria related to counterparts.

                    III.   Authorized operatos.

-          For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-       All operations of corporate areas and business operate within the limits approved in each case.

-     Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

• 34 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Net position:

 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-     Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-     Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-     Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-     Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-       Fuel purchases in the process of electric energy generation.

-       Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by Chile’s electric generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income. As of June 30, 2017 there were energy purchases future contract operations for 36.7 GWh for the period of Jul-Dec 2017. Such purchases are for backup of energy sales contracts in the wholesale market. Additionally, there were sales of energy

• 35 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Futures for 8.9 GWh for the period of Jul -Dec 2017, in connection with the hedge of cash flows of clients from the non regulated market. As of June 30, 2017 9.8 GWh in sale contracts were settled and 36.4 GWh in future energy purchases. As of 31 December, 2016 ten (10) sale contracts were settled and one  (1) energy future purchase contract was settled, each one for 0.36 GWh.

Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 19, 21 and Annex 4 hereunder).

As of June 30 , 2017 the Enel Américas Group had a liquidity position of MUS$ 1,272,258 in cash and cash equivalents and of MUS$ 28,467 in unconditionally-available long-term lines of credit. As of December 31, 2016, the Enel Américas Group’s liquidity position amounted to MUS$ 2,689,456 in cash and cash equivalent and MUS$ 129,944 in unconditionally-available long-term lines of credit.

Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

• 36 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-           Financial debt.

-           Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio, in relation to the Chilean peso, which includes:

-           The USD Libor rate of interest.

-           The various currencies in which our companies operate, the habitual local indices of bank practices.

-           The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: MUS$ 190,284.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

• 37 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of Enel Américas may eventually become callable.

As of June  2017, non-payment of debt following any applicable grace period of any debt of Enel Américas, of a capital amount in excess of U$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, as of June 2017 in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, ie Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines and international syndicated loan, the default cross is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

• 38 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2017

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.d of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ consolidated financial statements.

• 39 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
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Title: Chief Executive Officer

Date: July 27, 2017